FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated January 6, 2010

Item 1

Press Release For Immediate Publication	January 06, 2010

ICICI Bank and First Data Enter Merchant Acquiring Alliance
ICICI Merchant Services combines established merchant base with global acquiring expertise

Mumbai: ICICI Bank, India’s largest private sector bank, and First Data, a global leader in electronic commerce and payment services, have formed a merchant acquiring alliance named ICICI Merchant Services which has acquired ICICI Bank’s merchant acquiring portfolio. The transaction was completed on December 22, 2009. The venture brings together one of India’s largest merchant portfolios, representing approximately 30% of the current Indian acquiring market, and a leading acquirer and payment services provider with global expertise.

ICICI Merchant Services, which is owned 81% by First Data and 19% by ICICI Bank, will build on the bank’s existing acquiring portfolio of approximately 150,000 merchants. Over time, ICICI Merchant Services expects to deliver an enhanced suite of card acquiring services to these and to new merchants. ICICI Bank will continue to act as a settlement banker for the merchants.

ICICI Bank is India’s second largest bank with over 1,500 branches across the country.  First Data, a KKR company, provides payment processing services for 5.3 million merchant locations globally and serves customers in 36 countries around the world. First Data’s services include offering merchants the ability to view their payment transactions securely via the internet while benefiting from loyalty, prepaid and market-leading e-commerce solutions based upon advanced processing technologies.

Commenting on the agreement, Sandeep Bakhshi, Deputy Managing Director, ICICI Bank, said: “We continue to work towards optimising and improving the efficiencies of our business, to meet customer needs effectively and increase service quality. By partnering with a leading global player like First Data, we are able to expand our service offering to our merchant customers.”

“India is a strategic market for First Data,” said David Yates, president of First Data’s international business. “This new alliance gives us the scale and presence that we can build from, with a highly regarded partner. We hope our alliance will make a positive contribution to the Indian economy, partnering with ICICI Bank to provide specialised, world-class merchant acquiring services to the market.“

Both ICICI Bank and First Data will be represented on the board of directors of ICICI Merchant Services. Day-to-day operations will be coordinated by First Data.

About ICICI Bank: ICICI Bank Ltd (NYSE:IBN) is India's largest private sector bank and the second largest bank in the country with consolidated total assets of about US$ 102 billion as of September 30, 2009. The ICICI Group has leadership positions across the financial services sector, including insurance, securities brokerage, asset management and private equity.

About First Data: First Data, a KKR-portfolio company, powers the global economy by making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of electronic payment.  Whether the choice of payment is a gift card, a credit or debit card or a check, First Data securely processes the transaction and harnesses the power of the data to deliver intelligence and insight for millions of merchant locations and thousands of card issuers in 36 countries. For more information, visit www.firstdata.com.

About KKR: Founded in 1976 by Henry Kravis and George Roberts, KKR is a leading global alternative asset manager with $54.8 billion in assets under management, over 600 people and 14 offices around the world as of September 30, 2009. KKR manages assets through a variety of investment funds and accounts covering multiple asset classes. KKR seeks to create value by bringing operational expertise to its portfolio companies and through active oversight and monitoring of its investments. KKR complements its investment expertise and strengthens interactions with investors through its client relationships and capital markets platforms. KKR is publicly traded through KKR & Co. (Guernsey) L.P. (Euronext Amsterdam: KKR). For additional information, please visit KKR's website at www.kkr.com.

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

Press Queries:

For ICICI Bank
Charudatta Deshpande
Head – Corporate Communications
ICICI Bank Ltd
Tel: +91 22 26538208
E-mail: charudatta.deshpande@icicibank.com

For First Data:
Deepa Jayaraman
IPAN Hill & Knowlton
+91 22 4066 1755
+91 98198 08681
djayaraman@ipanhillandknowlton.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 6, 2010	By:	/s/ Shanthi Venkatesan

			Name :	Shanthi Venkatesan
			Title :	Assistant General Manager